EXHIBIT 1

[Letterhead of Chad Therapeutics, Inc.]

August 22, 2002

Dear Shareholder:

We recently obtained a copy of an offer to purchase up to 201,260 shares of Chad’s common stock for $3.00 a share (the “Offer”). The Offer is apparently being made by Everest Management, LLC (“Everest”), a company that we understand is controlled by W. Robert Kohorst, and was commenced on July 22, 2002. Insofar as we are aware, the Offer is being made by means of a one page document; we are not aware of the scope of dissemination of this Offer, although some of our shareholders have apparently received the Offer.

Everest never delivered a copy of the Offer to Chad Therapeutics nor were its terms discussed with the management or Board of Directors of Chad. We are not aware of any filings made by Everest with the Securities and Exchange Commission (“SEC”) with respect to this Offer.

After careful consideration, the Board of Directors of Chad unanimously determined that the Offer is financially inadequate and not in the best interests of Chad’s shareholders. Accordingly, the Board of Directors unanimously recommends that you reject the Offer.

Reasons for the Recommendation

We believe the Offer is financially inadequate. In reaching the conclusion that the Offer is financially inadequate, the Board of Directors consulted with senior management of Chad and took into account numerous factors, including but not limited to the following:

•	Chad’s Turnaround. Chad is currently in the process of executing a turnaround. Net sales for the year ended March 31, 2002 increased by 54% as compared to sales in the prior year. In fiscal 2002, we earned a small operating profit as compared to a loss of more than $3 Million in the prior year. In our most recent quarter, oxygen conserver sales increased by 43% as compared to the comparable quarter of the prior year, and we reported earnings before income taxes of $181,000, our best quarter in four years. These results reflect the efforts over the past several years to enhance and expand our line of oxygen conservers. Since June 2000, we have introduced 5 new models of oxygen conservers with a variety of features designed to broaden the appeal of our products.

•	Market Value of Chad Shares. The Board of Directors believes that the timing of the Offer represents an attempt to acquire Chad shares at a time when the stock price does not fully reflect the results of our turnaround efforts. During the past 12 months, Chad shares have traded in a range of $2.26-4.35; the closing price on August 22 was $2.90. Everest’s $3.00 offer represents a premium of 3% over the current market price. The Board of Directors believes that the current market price is depressed by the current

Shareholder
August 22, 2002

state of the stock market, limited trading volume in the shares as well as the limited amount of coverage by analysts.

•	Financial Stability. Chad is debt free and at June 30, 2002 had approximately $7.8 Million in net working capital. As a result, Chad is not burdened by interest payments nor is it faced with debt repayment obligations. This capital structure enhances Chad’s flexibility and enables Chad to use its cash flow from operations to develop new products and continue our growth efforts.

•	Future Prospects of Chad. The principal end users of Chad’s products are people over 60 suffering from chronic obstructive pulmonary diseases (“COPD”) who require supplemental oxygen. Current demographic trends indicate the potential for substantial growth in the over-60 sector of the population. Moreover, the National Heart, Lung and Blood Institute of the National Institutes of Health estimates that mortality rates from COPD increased by 27% from 1990 to 1998. These trends offer significant growth opportunities for Chad.

•	Seasoned Management. Chad has a seasoned management team, averaging 17 years of experience with companies that manufacture medical devices for oxygen therapy.

Please note that the above recommendation is based on the Board of Director’s determination and that the Board of Directors has not consulted with an independent financial advisor to evaluate the financial adequacy of the Offer. The Board determined that, given the timing of the Offer and other circumstances, it was not practical to obtain such advice.

We believe the Offer is not in the best interests of Chad’s shareholders. In reaching the conclusion that the Offer is not in the best interests of Chad’s shareholders, we considered the adequacy of the Offer from a financial perspective as well as the fairness of the terms of the Offer. Our views on the financial adequacy of the Offer are set forth above. In addition, we have the following concerns regarding the terms of the Offer:

•	Failure to Comply with SEC Requirements. The SEC has adopted various rules and regulations designed to govern tender offers that are intended to ensure that shareholders receive adequate disclosure and certain substantive protections. These rules are designed for your benefit as a shareholder of a public company. Certain of these rules (Regulation 14D) apply to any offer which results in the purchaser owning more than 5% of the subject class of securities. Although the Offer is for approximately 2% of Chad’s shares, we believe the Offer should comply with these rules for the following reasons:

Everest is controlled by W. Robert Kohorst. On or about August 13, 2002, the self-styled Committee to Restore Chad Shareholder Value commenced a solicitation to elect Mr. Kohorst to Chad’s Board of Directors. The Committee has disclosed that it owns approximately 7.2% of Chad’s common stock. The members of that Committee, its nominees and others participating in the

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August 22, 2002

solicitation have joined forces in furtherance of a common objective: the election of Mr. Kohorst and another nominee to the Chad Board. Although we cannot say whether the SEC or a federal court would agree with our analysis, we believe that Everest is part of a group which already owns more than 5% of Chad’s common stock and that any tender offer by any member of that group must comply with Regulation 14D.

We believe that Everest’s failure to comply with Regulation 14D deprives Chad shareholders of the disclosure and protections to which they are entitled.

•	Undue Pressure. The Offer attempts to pressure shareholders into accepting quickly by providing that shares will be purchased on a first received basis. The Offer does not provide withdrawal rights and fails to disclose that shareholders who accept will not be able to take advantage of new information or new opportunities. The Offer also does not advise shareholders that additional information may be provided by Chad in response to the tender offer.

•	Conditions to Consummation. Acceptance of the shares is conditioned upon Everest’s determination that there has been no material adverse change in the assets, business or financial condition of Chad. This determination is within Everest’s sole control. The SEC has noted that offers subject to such conditions may be illusory.

•	Inadequate Disclosure. The Offer fails to identify W. Robert Kohorst as the person controlling Everest and fails to disclose Mr. Kohorst’s intention to run as a candidate for election to the Board of Directors of Chad.

•	Limited Dissemination. Insofar as we are aware, the Offer is not being disseminated in a manner to reasonably ensure delivery to all Chad shareholders.

We believe that the above factors deprive Chad’s shareholders of an opportunity to make an informed investment decision based on all the relevant facts and circumstances.

IN VIEW OF THE FOREGOING FACTORS, THE BOARD OF DIRECTORS OF CHAD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS NOT IN THE BEST INTERESTS OF CHAD’S SHAREHOLDERS. ACCORDINGLY, WE RECOMMEND THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES PURSUANT TO THE OFFER.

Very truly yours,

Board of Directors Chad Therapeutics, Inc.